EXHIBIT 99.1



                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)         Investors:  (Europe)             Media:
Jack Howarth               Emer Reynolds                    Sunny Uberoi
Ph:  212-407-5740          Ph:  353-1-709-4000              Ph:  212-994-8206
     800-252-3526               00800 28352600                   800-252-3526



             ELAN ANNOUNCES RECEIPT OF FTC LETTER REGARDING SKELAXIN

DUBLIN, IRELAND, May 8, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that it has received a letter from the U.S. Federal Trade Commission (the "FTC") informing Elan that the FTC has discontinued that portion of its investigation concerning whether Elan wrongfully listed its patent for Skelaxin(TM) (metaxalone) in the Food and Drug Administration's Orange Book (Approved Drug Products with Therapeutic Equivalence Evaluations). The letter further states that the FTC is "no longer investigating any Elan activities relating to Skelaxin that would lead us to recommend that the [FTC] commence a law enforcement action for the removal of the [Skelaxin] patent from the Orange Book." Elan continues to work closely with the FTC regarding matters unrelated to the Orange Book listing of the Skelaxin patent.

G. Kelly Martin, Elan's President and Chief Executive Officer, stated, "We believe that the FTC's letter further confirms and validates our previously stated position that all conditions to King Pharmaceuticals' agreement to close its purchase of Elan's primary care franchise have at all times been, and continue to be, satisfied."

On March 14, 2003, Elan announced that the FTC had commenced a non-public investigation to determine whether Elan or any other person had engaged in unfair methods of competition with respect to Skelaxin. On March 17, 2003, Elan commenced an action against King Pharmaceuticals, Inc. alleging that King breached its agreement to purchase Elan's primary care franchise (principally consisting of Elan's U.S. and Puerto


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Rican rights to Sonata(TM) (zaleplon) and Skelaxin). A trial date has been set for May 15, 2003.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of the litigation with King Pharmaceuticals, Inc. relating to the sale to King of Elan's primary care franchise; and the risk that the transaction will fail to close on a timely basis or at all. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.